EXHIBIT 1.01

Owens Corning
Conflict Minerals Report
For the reporting period from January 1, 2024 to December 31, 2024
This Conflict Minerals Report (this “Report”) of Owens Corning (collectively with its consolidated subsidiaries, the “Company,” “we,” “us,” or “our”) has been prepared pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2024 to December 31, 2024 (the “Reporting Period”).
Statements in this Report, which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements related to our compliance efforts and expected actions identified under the “Additional Due Diligence and Risk Mitigation” section of this Report. These forward-looking statements are subject to various risks, uncertainties, and assumptions, including, among other matters, our suppliers’ responsiveness and cooperation with our due diligence efforts, our ability to implement improvements in our conflict minerals program and our ability to identify and mitigate related risks in our supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed in or implied by the forward-looking statements. For a more complete discussion of these and other risk factors, see our other filings with the Securities and Exchange Commission (“SEC”), including our Annual Report on Form 10-K for the year ended December 31, 2024. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report, and we undertake no obligation to update or revise any forward-looking statement, except to the extent required by applicable law.
Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i)(a) columbite-tantalite (or coltan), (b) cassiterite, (c) gold, and (d) wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”).
Conflict Minerals Disclosure
Our operations, including the operations of our consolidated subsidiaries, may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products (collectively, our “products”). As required by Form SD, we have conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in our products during the Reporting Period, which we refer to as the “Subject Minerals,” to determine whether any of such Subject Minerals originated in the Covered Countries and/or whether any of the Subject Minerals may be from recycled or scrap sources. Where applicable, we have conducted additional due diligence regarding the sources of the Subject Minerals. The results of our RCOI regarding the Subject Minerals, as well as our additional due diligence regarding the sources of such Subject Minerals, are contained in this Report, which is publicly available in the Investor Relations section of our website (https://investor.owenscorning.com/investors/stock-performance-and-earnings/default.aspx?section=secfilings). Other information on our website shall not be deemed incorporated into, or to be a part of, this filing.
A.Our RCOI Process
We have conducted a good faith RCOI regarding the Subject Minerals. This good faith RCOI was reasonably designed to determine whether any of the Subject Minerals originated in the Covered Countries and whether any of the Subject Minerals may be from recycled or scrap sources, in accordance with Form SD and related guidance provided by the SEC.
Our global supply chain is complex. Because we do not purchase minerals directly from mines, smelters or refiners, there are many third parties in the supply chain between us and the original sources of any conflict minerals. As a result, we rely on our direct suppliers and manufacturers to provide information regarding the origin of any conflict minerals contained in the components or parts that they provide to us for incorporation into our products.
Prior to and throughout the Reporting Period, we worked to identify suppliers and/or manufacturers that we believed could potentially provide components or parts containing conflict minerals that were incorporated into our products. In order to identify the suppliers and/or manufacturers that would be included within the scope of the RCOI, we began with our enterprise-wide list of products that were sold during the Reporting Period. As a result of this process, we identified certain direct suppliers and/or manufacturers (collectively, the “Covered Suppliers”) that we believed could potentially provide materials containing conflict minerals that were incorporated into our products that were sold during the Reporting Period.

Throughout the Reporting Period, we sent notices to the Covered Suppliers. Each notice: (i) described the reporting obligations imposed by Form SD and the SEC regarding conflict minerals; (ii) requested information regarding the presence and sourcing of conflict minerals used in the products supplied to us and that were incorporated into our products during the Reporting Period using the then-current version of the Conflict Minerals Reporting Template (“CMRT”) that was developed by the Responsible Minerals Initiative (“RMI”); and (iii) provided step-by-step instructions for responding to our information request using the CMRT. As an ongoing part of the RCOI, we sent periodic follow-up notices to each Covered Supplier who had failed to respond to our prior requests. If no response was received from a Covered Supplier after three notices were sent, we initiated further communication with the unresponsive Covered Supplier in an effort to understand the reasons for the failure to respond and, where possible, to facilitate delivery of a response.
Using a risk-based approach, we evaluated responses received from each Covered Supplier that responded to our request for information for plausibility, consistency, and gaps both in terms of which components or parts were stated to contain or not contain conflict minerals, as well as the origin of those conflict minerals. In addition, we performed certain validation procedures with respect to responses where we deemed it necessary to confirm the accuracy and completeness of the information contained therein. In addition, if during our review or validation procedures, any of the information contained in a response from a Covered Supplier gave us reason to believe such information was inaccurate or incomplete, we initiated further communication with such Covered Supplier in an effort to resolve such inaccurate or incomplete information.
Based on the RCOI conducted, we are unable to exclude the possibility that some of the Subject Minerals did originate, or may have originated, in the Covered Countries and are not from recycled or scrap sources, and have therefore conducted the due diligence activities detailed below.
B.Our Due Diligence Program and Design
We exercised due diligence on the source and chain of custody of the Subject Minerals included in our products during the Reporting Period. Subject to the requirements imposed by Form SD and the SEC regarding conflict minerals, our due diligence measures utilize the framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas: Third Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidelines”), which recommends the establishment of a five-step framework for risk-based due diligence for responsible supply chains, that includes the following measures:
1.    Establishment of strong company management systems;
2.    Identification and assessment of risk in the supply chain;
3.    Design and implementation of a strategy to respond to identified risks;
4.    Carrying out independent third-party audits of supply chain due diligence at identified points in the supply chain; and
5.    Reporting on supply chain due diligence.
C.Due Diligence Measures Undertaken
The due diligence measures undertaken by the Company during the Reporting Period included the following:
1.Establish Company Management Systems
Conflict Minerals Team
We have a cross-functional team to oversee and drive our conflict minerals compliance program. This team meets periodically to share information concerning our conflict minerals program and is responsible for, among other things:
•identifying products that contain or may contain conflict minerals;
•maintaining a list of our suppliers and manufacturers whose components or parts contain, or may contain, conflict minerals that are incorporated into our products;
•communicating to our suppliers and manufacturers our expectations concerning our procurement of any components or parts that contain, or may contain, conflict minerals;
•collecting from our suppliers and manufacturers information, including CMRTs, regarding the presence and sourcing of conflict minerals in the components or parts supplied to us for incorporation into our products;
•communicating our due diligence efforts to customers and applicable employees; and
•incorporating necessary procedures into our procurement process.

    Conflict Minerals Policy
We have a conflict minerals policy (“Conflict Minerals Policy”). The Conflict Minerals Policy affirms that we are committed to responsible sourcing from suppliers that share our values regarding respect for human rights, integrity, and environmental responsibility and that comply with all applicable legal standards and requirements.
    Establish a System of Controls and Transparency Over the Mineral Supply Chain
As discussed under “Our RCOI Process” above, we do not purchase conflict minerals directly from mines, smelters or refiners. There are many third parties in the supply chain between us and the original sources of any minerals contained in our products. As a result, we rely on our direct suppliers and manufacturers to provide information regarding the origin of any conflict minerals contained in the components or parts that they provide to us for incorporation into our products. As discussed in greater detail under “Our RCOI Process” above, some of the measures that we have incorporated into our system of controls and transparency over our conflict mineral supply chain include the adoption of the CMRT and our due diligence efforts.
Internal Measures Taken to Strengthen Company Engagement with Suppliers
We continue to make efforts to increase our supply chain transparency and identify risks within our supply chain. We are committed to conducting business in a socially responsible manner and we seek to partner with suppliers who are similarly committed. To that end, we have, among other measures, adopted policies or practices applicable to all of our suppliers and manufacturers that require such suppliers and manufacturers to, among other things, provide certain information concerning the products they supply to us.
2.Identify and Assess Risk in the Supply Chain
In addition to the actions described under “Our RCOI Process” and “—Establish Company Management Systems—Internal Measures Taken to Strengthen Company Engagement with Suppliers” above, in an effort to identify and assess risk in our supply chain, the Company reviewed its sources of Subject Minerals against the RMI’s Responsible Minerals Assurance Process (“RMAP”) list of smelters that are compliant with the RMAP’s responsible mineral sourcing validation program to determine whether the Company’s sources Subject Minerals are in compliance with the RMAP validation program.
3.Design and Implement a Strategy to Respond to Identified Risks
In situations where a Covered Supplier either failed to deliver a CMRT or delivered an incomplete response, we have employed a process of further communication with and evaluation of such Covered Supplier. Through this escalation process, we seek to better understand the reasons for such failure to comply with our conflict minerals program requirements as well as how such Covered Supplier intends to resolve such non-compliance. With this information, we are then better positioned to evaluate and monitor the circumstances affecting such Covered Supplier and formulate our own action plan with respect to continued sourcing from such Covered Supplier.
4.Carry Out Independent Third-Party Audit of Smelter/Refiner's Due Diligence Practices
As discussed in “Our RCOI Process” above, we do not have direct sourcing relationships with mineral smelters or refiners. Where possible, we have relied on third-party assurances and certifications. For example, we accept as reliable any smelter that is compliant with the RMI’s RMAP assessment protocols.
5.Report Annually on Supply Chain Due Diligence
We have filed with the SEC our Form SD, which includes this Report as Exhibit 1.01, for the Reporting Period. This Report is also publicly available at https://investor.owenscorning.com/investors/stock-performance-and-earnings/default.aspx?section=secfilings and meets the OECD recommendation to report annually on supply chain due diligence.
D.Results of Assessment
Despite receiving responses from some Covered Suppliers listing smelter or refiner names in their supply chain, the vast majority of our Covered Suppliers provided data at a company or divisional level, or otherwise were unable to accurately report which specific smelters were part of the supply chain for the components or parts containing the Subject Minerals that were supplied to us during the Reporting Period. Therefore, we are not able to identify the facilities that processed the Subject Minerals or to conclusively determine the country of origin of the Subject Minerals.

E.Additional Due Diligence and Risk Mitigation.
We expect to continue to improve our supply chain due diligence efforts. Such measures may include, but are not limited to:
•continued efforts to assess the presence of conflict minerals in our supply chain;
•clearly communicating our expectations with regard to transparency of supplier sourcing of conflict minerals;
•continuing to work with our suppliers and manufacturers to (a) help them better understand and fully satisfy our Conflict Minerals requirements, and (b) to increase the response rate for our RCOI process; and
•continuing to compare RCOI results to information collected via independent conflict free smelter validation programs such as the RMI's RMAP assessment protocols.